Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-268793) of Byline Bancorp, Inc. of our report dated March 7, 2022, relating to the consolidated financial statements of Byline Bancorp, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for leases), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2021, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Portland, Oregon

January 30, 2023